UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.   20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   December 10, 2003

ATLANTIC CITY ELECTRIC TRANSITION FUNDING LLC
(Exact name of registrant as specified in its charter)

Delaware	333-59550	51-0408521
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

P.O. Box 15597, Wilmington, Delaware   19850-5597
(Address of principal executive offices   (Zip Code)

Registrant's telephone number, including area code   (302) 429-3902

(Former Name or Former Address, if Changed Since Last Report)

Item 5.   Other Events and Regulation FD Disclosure.

The Registrant registered transition bonds under the Securities Act of 1933 by a
Registration Statement on Form S-3 (Registration File No. 333-59550) (the "Registration
Statement"). The Securities and Exchange Commission declared this Registration Statement
effective at 5:30 p.m. on November 18, 2002 (the "Effective Date"). $152,000,000 principal
amount of transition bonds are being offered pursuant to a Prospectus and related Prospectus
Supplement (together, the "Prospectus"), which will be filed with the Securities and Exchange
Commission pursuant to Rule 424 under the Securities Act of 1933. This Current Report on
Form 8-K discloses the use of a structural and collateral term sheet (the "Term Sheet"), which
has been provided, after the Effective Date but prior to the availability of the Prospectus, to
prospective investors in connection with a proposed $152,000,000 offering of transition bonds
pursuant to the Registration Statement. This Term Sheet is filed as Exhibit 99 hereto. The
information contained in the Term Sheet is preliminary and may be superseded by the
information contained in the final Prospectus and related Prospectus Supplement for the
transition bonds and by any other information subsequently filed with the Securities and
Exchange Commission.

Item 7.   Financial Statements and Exhibits.
               (c) Exhibits

Exhibit No.	Description of Exhibit	Reference
99	Term Sheet for a proposed $152,000,000 offering of transition bonds pursuant to the Registration Statement.	Filed herewith.

<u>Signatures</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLANTIC CITY ELECTRIC TRANSITION FUNDING LLC
(Registrant)

By: <u>/s/ James P. Lavin</u>
   James P. Lavin
   Chief Executive Officer and Manager

<u>December 11, 2003</u>
DATE